UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 27, 2018

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays Bank PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Redemption Notice dated 24 October 2018
Exhibit No. 2	Publication of Suppl.Prospcts dated 31 October 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: November 27, 2018

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

Notice of Redemption and Cancellation of Listing to the Holders of

Barclays Bank PLC
GBP 1,000,000,000 (Outstanding GBP 140,068,000) 8.25 per cent. Undated Subordinated Notes (the "Notes")

ISIN: XS0350187430

NOTICE IS HEREBY GIVEN by Barclays Bank PLC (the "Company") that the Company will fully redeem all of the outstanding Notes on 15 December 2018 (the "Redemption Date"), in accordance with the terms and conditions of the Notes.  The outstanding Notes will be redeemed on the Redemption Date at a price equal to 100 per cent. of their principal amount plus accrued but unpaid interest from, and including, 15 December 2017 to, but excluding, the Redemption Date. Accordingly, the listing of the Notes on the Official List of the FCA and the admission of the Notes to trading on the Regulated Market of the London Stock Exchange plc will be cancelled on, or shortly after, 15 December 2018.

Barclays Bank PLC

24 October 2018

Exhibit No. 2

Publication of Supplement to a Registration Document

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

SUPPLEMENT 5/2018 dated 31 October 2018 (the "Supplement") to the Registration Document 5/2018 dated 16 March 2018 of Barclays Bank PLC, as supplemented up to the date of the Supplement (the "Registration Document").

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/9216F_1-2018-10-31.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays International Treasury
1 Churchill Place
Canary Wharf
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Supplement or the Registration Document. In accessing the Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

Please note that the information contained in the Supplement and/or the Registration Document may be addressed to and/or targeted at persons who are residents of particular countries only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Supplement and/or the Registration Document you must ascertain whether or not you are part of the intended addressees of the information contained therein.

You are reminded that the Supplement has been made available to you on the basis that you are a person into whose possession the Supplement and/or the Registration Document may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Supplement or the Registration Document to any other person.

The Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Supplement made available to you in electronic format and the hard copy version available to you on request from the issuer.

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